Exhibit 2

FOR IMMEDIATE RELEASE

December 24, 2002

Contact Information:
        Nissin Co.,Ltd.
        Hitoshi Higaki
        Managing Director and General Manager,
        Corporate Planning Department
        Tel: (TOKYO) +81-3348-2424
        E-mail: info-ir@nissin-f.co.jp

Announcement of Delisting of Common Stock from Osaka Securities Exchange

On September 9, 2002, Nissin Co., Ltd. announced the submission to the Osaka Securities Exchange of a request for the delisting of its common stock. In accordance with the request, the common stock of Nissin Co., Ltd. was delisted on the date indicated below.

●	Effective date of delisting from the Osaka Securities Exchange: December 21, 2002

Note: Nissin Co., Ltd. is presently listed on the following stock exchanges.

●	Tokyo Stock Exchange
●	New York Stock Exchange